Filed pursuant to Rule 424(b)(3)
Registration No. 333-117046

ALLOY, INC.

1,250,001 Shares of Common Stock and Preferred Stock Purchase Rights

$47,100,000 Aggregate Principal Amount of Alloy, Inc.

5.375% Convertible Senior Debentures due 2023 and Shares of
Common Stock and Preferred Stock Purchase Rights
Issuable Upon Conversion of the Debentures

     This Prospectus Supplement No. 1 supplements and amends the Prospectus dated July 16, 2004 (as amended, the “Prospectus”), relating to the resale from time to time by holders of our common stock, par value $0.01 per share (“Common Stock”), our 5.375% Convertible Senior Debentures due 2023 (the “Debentures”) and shares of our Common Stock and preferred stock purchase rights issuable upon conversion of the Debentures. The information contained in this Prospectus Supplement has been obtained from the selling securityholders listed below. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

     The information appearing in the table below, as of the date hereof, supplements and amends the information in the table appearing under the heading “Selling Securityholders” in the Prospectus, and, where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that Selling Securityholder supercedes the information in the Prospectus.

SELLING SECURITYHOLDERS

Selling Debentureholders

	Principal Amount of		Number of Shares		Percentage of
	Debentures	Percentage of	of Common Stock	Conversion Shares	Common
	Beneficially Owned	Debentures	Beneficially Owned	Being Offered	Stock
Name	and Offered Hereby	Outstanding(a)	Prior to Offering(1)	Hereby(2)	Outstanding(3)

Citigroup Global Markets Limited	$5,000,000	7.22	—	597,015	1.37
F.R. Convt. Sec. Fn.	150,000	0.22	—	17,910	*
All other holders of Debentures or future transferees, pledgees or donees of such holders(4)(5)	14,485,000	20.90	—	1,729,552	3.87

*	Indicates a less than 1% interest in common stock.

(a)	Percentages may not sum due to rounding.

(1)	Does not include shares of Common Stock issuable upon conversion of the Debentures.

(2)	Consists of shares of Common Stock issuable upon conversion of the Debentures, assuming a conversion rate of 119.403 shares per $1,000 principal amount of Debentures (which represents a conversion price of approximately $8.375 per shares). The conversion price is subject to adjustment as described above under “Description of the Debentures — Conversion Rate Adjustments.”

(3)	Calculated based on Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended, using 42,969,586 shares outstanding on June 30, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of Common Stock issuable upon conversion of such holder’s Debentures. However, we did not assume the conversion of any other holder’s Debentures.

(4)	We will identify additional selling securityholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities.

(5)	Assumes that all holders of Debentures, or any future transferees, pledgees, donees or successors of or from such holders of Debentures, do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Debentures at the initial conversion rate.

INVESTING IN OUR COMMON STOCK AND DEBENTURES INVOLVES RISKS.
PLEASE CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or prospectus supplement. It is a criminal offense to make any representation to the contrary.

This prospectus supplement is dated July 30, 2004.